Exhibit 99.7

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED AMENDMENTS TO PROCEDURAL RULES

OF THE SHAREHOLDERS' GENERAL MEETING

The Board of Directors proposes to make amendments to the Procedural Rules of the Shareholders' General Meeting to ensure compliance with applicable PRC laws and regulations and consistency with the Articles of Association of the Company. The Proposed Amendment is subject to the approval of the shareholders of the Company by way of a special resolution at the AGM.

A circular, containing details of the Proposed Amendment will be issued by the Company, no later than 25 April 2013.

The board of directors (the “Board of Directors”) of the China Southern Airlines Company Limited (the “Company”) proposes to make amendments to the Procedural Rules of the Shareholders' General Meeting of the Company to ensure compliance with applicable PRC laws and regulations and consistency with the Articles of Association of the Company (the "Proposed Amendment").

Details of the Proposed Amendment are as follows:

Article 2

Original: “The shareholders’ general meeting shall be the source of authority of the Company and shall exercise the following functions and powers in accordance with law:

(19)...”

To be amended as: “The shareholders’ general meeting shall be the source of authority of the Company and shall exercise the following functions and powers in accordance with law:

(19)...;

(20) To decide on which matters the Board of Directors may be authorised or delegated to deal with by the shareholders at shareholders’ general meetings.

When the shareholders’ general meeting decides on which matters the Board of Directors may be authorised or delegated to deal with, the shareholders’ general meeting shall protect the legitimate rights and interests of the Shareholders of the Company according to law and abide by laws and regulations strictly in order to ensure the Company principles of efficient operation and scientific decision making. Matters which the Board of Directors may be authorised or delegated to deal with include but are not limited to the following:

1

1. To modify the language of the Articles of Association upon the passing of the resolution on the amendments to the Articles of Association at the shareholders’ general meeting;

2. To distribute interim dividends;

3. To decide on specific matters in connection with the issue of new shares and convertible bonds;

4. To deal with and mortgage, secure the fixed assets under the current operation policy and investment plan passed at the shareholders’ general meeting, excluding direct or indirect provision of debts guarantee for the secured party with a gearing ratio exceeding 70%.

The shareholders’ general meeting shall also decide on other matters which the Board of Directors may be authorised or delegated to deal with from time to time in accordance with laws, regulations and these Articles of Association.”

Article 5

Original: “When the Company convenes a shareholders’ general meeting, the Board of Directors shall engage lawyers who possess the qualification to engage in securities business to attend the shareholders’ general meeting and advise on the following issues with announcements made thereon in accordance with the relevant provisions of the securities regulatory authorities and stock exchanges:...”

To be amended as: “When the Company convenes a shareholders’ general meeting, the Board of Directors shall engage lawyers to attend the shareholders’ general meeting and advise on the following issues with announcements made thereon in accordance with the relevant provisions of the securities regulatory authorities and stock exchanges: ...”

Article 10

Original: “...

(1)... 1. The Board of Directors shall, in accordance with laws, administrative regulations and the Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of any written proposal from the supervisory committee ......

(2) ...

(3) ... 2. The Board of Directors shall engage lawyers who possess the qualification to engage in securities business to provide legal advice;

(4) If the Board of Directors fails to appoint a director to preside over a shareholders’ general meeting, the supervisory committee or the shareholders who made the proposal can preside over such meeting after filing with the local office of CSRC at the place where the Company is located for record. The shareholders who made the proposal shall engage lawyers who possess the qualification to engage in securities business to provide legal advice; the attorneys’ fees shall be borne by the supervisory committee or the shareholders who made the proposal itself/themselves;

For a shareholders’ general meeting convened by the supervisory committee or shareholders at its or their own discretion, the convening procedures shall comply with the provisions of the Articles of Association. The Board of Directors and the secretary to the Board of Directors shall earnestly perform their duties and coordinate accordingly. The Board of Directors shall provide the register of shareholders as of the record date. If the Board of Directors does not provide the register of shareholders, the convener may apply to the securities depository and clearing authority for obtaining the register of shareholders with the announcement in relation to the notice convening the shareholders’ general meeting. The register of shareholders obtained by the convener shall not be used for any other purposes other than to convene a shareholders’ general meeting.”

2

To be amended as: “...

(1) ... 1. The Board of Directors shall, in accordance with laws, administrative regulations and the Company’s Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of any written proposal from the supervisory committee. If the Board of Directors does not agree with the proposal of the supervisory committee to convene an extraordinary general meeting or does not furnish any reply within ten days after receiving the proposal from the supervisory committee, the Board of Directors shall be deemed as incapable of performing or failing to perform the duty of convening a shareholders’ general meeting, in which case the supervisory committee may convene and preside over such meeting on an unilateral basis;

(2) ...

(3) ... 2. The Board of Directors shall engage lawyers to provide legal advice; ...

(4) If the Board of Directors fails to appoint a director to preside over a shareholders’ general meeting, the supervisory committee or the shareholders who made the proposal can preside over such meeting after filing with the local office of CSRC at the place where the Company is located for record. The shareholders who made the proposal shall engage lawyers to provide legal advice.

For a shareholders’ general meeting convened by the supervisory committee or shareholders at its or their own discretion, the convening procedures shall comply with the provisions of the Articles of Association. The Board of Directors and the secretary to the Board of Directors shall earnestly perform their duties and coordinate accordingly. The Board of Directors shall provide the register of shareholders as of the record date. If the Board of Directors does not provide the register of shareholders, the convener may apply to the securities depository and clearing authority for obtaining the register of shareholders with the announcement in relation to the notice convening the shareholders’ general meeting. The register of shareholders obtained by the convener shall not be used for any other purposes other than to convene a shareholders’ general meeting.”

Article 12

Original: “If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such proposal shall be made in writing to the supervisory committee.

If the supervisory committee agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days upon receipt of such requisition. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.

If the supervisory committee does not issue the notice of meeting within the required period, it shall be deemed as not convening or presiding over the shareholders’ general meeting. Shareholders individually or jointly holding over 10% of the shares of the Company for more than 90 days consecutively may convene and preside over a shareholders’ general meeting himself or themselves.”

To be amended as: “If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such proposal shall be made in writing to the supervisory committee.

3

If the supervisory committee agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days upon receipt of such requisition. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.

If the supervisory committee does not issue the notice of meeting within the required period, it shall be deemed as not convening or presiding over the shareholders’ general meeting. Shareholders individually or jointly holding over 10% of the shares of the Company for more than 90 days consecutively may convene and preside over a shareholders’ general meeting himself or themselves.

If neither the Board of Directors nor the supervisory committee convenes and presides over the shareholders’ general meeting, the requisitionists themselves may convene such a meeting in a manner as similar as possible as that in which the shareholders’ meeting is to be convened by the Board of Directors within four months from the date of receipt of the requisition by the Board of Directors.”

Article 30

Original: “A notice of shareholders’ general meeting shall include the following: ...

(7) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them, and the cause and effect of such proposal must be properly explained; ...”

To be amended as: “A notice of shareholders’ general meeting shall include the following: ...

(7) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganise the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained; ...”

Article 41

Original: “In general, the instrument for appointing a voting proxy shall be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting twenty-four hours before the time for holding the meeting. If such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified or lawyer-attested copy of that power of attorney or other authority, shall be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting.

If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer.”

To be amended as: “The instrument for appointing a voting proxy shall be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four hours before the time for holding the meeting or the time appointed for the passing of the resolution. If such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority shall together with the instrument for appointing a voting proxy be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting.

4

If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer.”

Article 68

Original: “Where online voting is also provided at the shareholders’ general meeting of the Company, the number of votes by shareholders or their appointed representatives through online voting system of the shareholders’ general meeting shall be taken into account for the total number of votes of the shareholders’ general meeting together with the number of votes on site of the meeting and by other means as specified.”

To be amended as: “Where online voting is also provided at the shareholders’ general meeting of the Company, the number of votes by shareholders or their appointed representatives through online voting system of the shareholders’ general meeting shall be taken into account for the total number of votes of the shareholders’ general meeting together with the number of votes on site of the meeting and by other means as specified. Online voting adopted for the shareholders’ general meeting shall be conducted in accordance with the relevant laws, rules and regulations.

Where online voting is adopted for the shareholders’ general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders’ general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders’ general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid.”

The Proposed Amendment is subject to the approval of the shareholders of the Company by way of a special resolution at the annual general meeting of the Company (the "AGM") to be held on 18 June 2013.

A circular, containing details of the Proposed Amendment will be issued by the Company no later than 25 April 2013.

By order of the Board

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

24 April 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

5